Exhibit 14.1
THE CORPORATE EXECUTIVE BOARD COMPANY
CODE OF CONDUCT
(Restated as of May 1, 2008)*
I.	An Introduction to Our Code of Conduct
a.	About the Code

b.	How to Use the Code

c.	Who Oversees the Code

d.	Where to Raise Questions
II.	Your Responsibilities Under the Code
a.	Make Ethical Decisions

b.	Demonstrate Leadership

c.	Report Ethical Violations
III.	CEB: A Professional Workplace
a.	Our Actions Affect Others

b.	Equal Employment and Respect

c.	Harassment and Sexual Harassment

d.	Personal Relationships

e.	Drug-Free Workplace

f.	Environmental, Health, and Safety Regulations
IV.	Protecting CEB Information, Property, and Business Records
a.	Computer Systems and Information Technology

b.	CEB Property, Privacy, and Security

c.	Intellectual Property

d.	Business Records
V.	Financial Integrity
a.	Integrity of CEB Records

b.	Timely and Truthful Public Disclosures

c.	Improper Influence on Conduct of Audits

d.	Fraud

e.	Securities Trading
VI.	Doing Business in a Global Marketplace
a.	Compliance with the Law

b.	Fair Dealing

c.	Sales and Marketing

d.	Fair Competition and Antitrust

e.	Competitive Information

f.	Purchasing Practices
VII.	Community Involvement
a.	Political Activities

b.	Community Activities

c.	Service on Boards of Directors
VIII.	Conflicts of Interest and Gifts
a.	What Is a Conflict of Interest?

b.	Gift-Giving and Personal Benefits
IX.	Application and Enforcement of the Code

* This Code of Conduct (“Code”) supersedes the Company’s previous Code of Ethics. In the event of any conflict or inconsistency between this Code and any other materials previously distributed by CEB, this Code governs.

I. An Introduction to Our Code of Conduct
In upholding the values that guide our firm, CEB is committed to maintaining a high ethical standard across all CEB business activities. This Code of Conduct (“Code”) incorporates our firm values and policies, and you should use it as a guide to understanding the expectations of your business conduct and to exercising sound judgment in reaching ethical business decisions.
How to Use the Code
The Code defines the standards for how CEB does business. It reflects general principles to guide CEB directors, officers, and employees in making ethical and responsible decisions, wherever CEB does business. The Code is not intended to define all work guidelines or policies, however, nor does the Code address every situation an employee may encounter or situations in which CEB may find it appropriate to take disciplinary action. For more information, you can refer to the Talent Management Portal on Boardwalk, the firm’s global intranet, located at http://boardwalk2/C11/C7/Policy%20Manual/default.aspx. Because the Code cannot anticipate or address every situation you may encounter, you should ensure that your actions are ethical regardless of whether they are specifically addressed by the Code.
Each director, officer, and employee of the firm is responsible for reading the Code, signing an acknowledgement, and adhering to its principles—both in letter and in spirit—as a condition of employment. Violating the Code and its principles may be grounds for disciplinary action, up to and including termination from CEB.
Who Oversees the Code
The Nominating and Corporate Governance Committee of the Board of Directors and the firm’s Chief Compliance Officer oversee the firm’s compliance program and the Code. Pamela Auerbach, who has been appointed Chief Compliance Officer to supervise the implementation and administration of the compliance program across the firm, reports to the Nominating and Corporate Governance Committee on these issues.
Where to Raise Questions
If you have questions about the Code, you should raise them with your manager, your TMT Generalist, or with another member of the firm’s Talent Management organization. In the event that they are unable to answer your question, or you feel uncomfortable asking your question, you can raise your question with the Chief Compliance Officer.
II. Your Responsibilities Under the Code
Recognizing ethical issues and doing the right thing in all CEB business activities is your responsibility.
Make Ethical Decisions
•	When engaging in business activities for the firm, consider the following:

•	What feels right or wrong about the planned action?

•	Is the planned action consistent with the Code and CEB policies?

•	How will the planned action appear to your manager, CEB executives, the CEB Board, CEB members, or the general public?

•	Would another person’s input help to evaluate the planned action?
Demonstrate Leadership
You are expected to demonstrate leadership on ethical matters and to observe a high standard of ethical conduct. You should promote open and honest communications within CEB and show respect and consideration for your colleagues.
Report Ethical Violations
You are responsible for reporting any conduct that appears to be unethical or illegal or that appears to violate the Code or CEB policies. Employees should never speak to media representatives regarding potential violations of the Code or CEB policies.

Conduct that appears to raise concerns about financial or audit matters should be reported by leaving a voicemail on the firm’s Ethics Hotline. The Ethics Hotline is available globally at +1-800-863-2614, seven days a week, 24 hours a day, with the option of remaining anonymous when reporting a possible violation. Directors and officers with concerns about financial or audit matter should communicate directly with the Chair of the Audit Committee. The Audit Committee, in coordination with the Director of Internal Audit, will oversee the investigation of any financial or audit-related issues, as appropriate.
Any conduct that appears to raise concerns about matters other than financial or audit, such as harassment or discrimination, or questionable ethical conduct, should be raised with your manager or TMT Generalist, or with the Chief Compliance Officer.
Reports will be investigated promptly and thoroughly. All employees are expected to cooperate with an investigation, refrain from interfering with an investigation, avoid misrepresenting information relevant to an investigation, and not attempt to discover the identity of anyone related to the matters under investigation.
CEB prohibits retaliation, in any form, against anyone who, in good faith, reports violations or suspected violations of this Code, CEB policy, or applicable law, or who assists in the investigation of a reported violation. Acts of retaliation should be reported immediately to your manager or TMT Generalist.
III. CEB: A Professional Workplace
CEB is committed to a work environment that values inclusion, mutual respect, and individual and corporate responsibility.
Our Actions Affect Others
CEB makes no attempt to control the private lives of employees, but remember that your personal behavior affects the perceptions of others about our firm. Exercise common sense when performing your duties and act in an appropriate manner while representing CEB at work as well as in a social or recreational setting. You should avoid activities that could call into question CEB’s compliance with legal requirements or high ethical standards.
Equal Employment and Respect
CEB invests significant effort in attracting and retaining talent from diverse and varied backgrounds. The firm is committed to providing equal employment and advancement opportunities for individuals without distinction or discrimination based upon an individual’s gender, age, race, color, ethnicity, national origin, sexual preference, religion, creed, physical or mental disability, marital status, pregnancy, military/veteran status, citizenship, family responsibilities, genetic information, or any other characteristic protected by law.
The firm extends this commitment to all phases of the employment relationship, including hiring, promotion, demotion, assignment of job responsibilities, transfer, layoff or termination, compensation, use of facilities, selection for training or related programs, and all other aspects of the employment relationship.
Harassment and Sexual Harassment
CEB supports a workplace where business activities are conducted with respect and are free from unlawful harassment and sexual harassment. This applies to conduct at CEB and on CEB business, and to third parties as well as to CEB directors, officers, and employees.
The firm considers unacceptable conduct that is abusive, harassing, or offensive, whether that conduct is verbal, physical, or visual. This includes demeaning, insulting, embarrassing, or intimidating behavior directed at an employee related to gender, age, race, color, ethnicity, national origin, sexual preference, religion, creed, physical or mental disability, marital status, pregnancy, military/veteran status, citizenship, family responsibilities, genetic information, or any other characteristic protected by law.
There is a specific ban on unwelcome sexual advances or physical contact, sexually oriented gestures and statements, and the display or circulation of sexually oriented pictures, cartoons, jokes, or other material. It is a violation of the Code to retaliate against anyone who rejects, protests, or complains about harassment or sexual harassment.

Personal Relationships
Intimate personal relationships between managers and direct reports are prohibited. This includes a dating relationship with any person subject to your scope of supervision, influence, or the ability to affect the terms, conditions, or status of your employment. Any intimate personal relationship that meets these criteria should be immediately disclosed to your TMT Generalist. Regardless of reporting relationship, CEB reserves the right to reassign employees involved in intimate personal relationships.
Drug-Free Workplace
CEB’s workplace is to be free from the influence of illegal drugs or controlled substances. Engaging in the manufacture, use, sale, transfer, possession, or distribution of illegal drugs, or in the abuse of prescription drugs, while conducting CEB business or on CEB premises, or while off duty and off CEB premises, violates the Code. Under the Drug-Free Workplace Act, employees are required to notify CEB within five calendar days of any work-related criminal conviction. Violations of this policy can result in disciplinary action, up to and including termination, and referral for criminal prosecution.
CEB also prohibits the abuse of alcohol while conducting CEB business or while associating with CEB employees. Violations can result in disciplinary action, up to and including termination.
Environmental, Health, and Safety Regulations
CEB and its employees are responsible for maintaining a safe workplace by following safety and health rules and practices. These practices include, for example, not possessing a handgun, firearm, or weapon of any kind on CEB premises, regardless of whether you are licensed to carry such a weapon; using safe driving practices, including mandatory seatbelt use at all times, and adherence to local laws regarding cell phone or electronic device usage, when on or conducting CEB business; and following CEB announcements and procedures regarding security and safety. You have the responsibility to promptly report accidents, injuries, and unsafe equipment, practices, or conditions to your manager or TMT Generalist.
IV. Protecting CEB Information, Property, and Business Records
As a company whose lifeblood is information, CEB depends upon employees to safeguard company and member information, as well as the systems and property that contain the information, to the fullest extent possible.
Computer Systems and Information Technology
CEB provides computer and other communications and information technologies to help you do your job. This includes, for example, e-mail, instant messaging, blogs, graphics, message boards, telephones, chat rooms, voice mail, Internet access, word processing, and data storage. Because these are CEB assets and are used for CEB business, you are required to use this equipment in a manner consistent with CEB values and ethical business practices.
You should have no expectation of privacy in your communications on these devices or information stored within them. CEB has the unlimited right to investigate, monitor, search, review, and block any communications or data on CEB systems, whether or not it pertains to business activity, or on systems used for CEB business. Communications or data that violate this Code, such as e-mail or graphics that are harassing or obscene, are prohibited and may result in disciplinary action up to and including termination. Subject to these limitations, incidental personal use of CEB communications and information technologies is permitted.
CEB Property, Privacy, and Security
You have a responsibility to protect CEB’s assets, including information, from loss, damage, misuse, carelessness, or theft, any of which can directly impact CEB’s profitability, reputation, and success. You have the same responsibility to protect CEB employee and member information, and such information should be kept confidential and shared or accessed only on a need-to-know basis.
CEB’s assets should only be used for legitimate business purposes, although incidental use for nonbusiness purposes is permitted. Any information, whether or not it pertains to business activity, is considered CEB property if it is stored within a CEB facility, on a CEB information system, or on CEB property.

You only have authorized access to files, programs, or information that you have permission to access. Review, duplication, dissemination, removal, damage, or alteration of data, other company property, or improper use of the information obtained, if unauthorized, is a violation of the Code.
CEB assets may never be used for illegal purposes. CEB retains the right to search all CEB property, at any time and without notice, to determine if CEB policy or any law has been violated. CEB may permit or request public safety or law enforcement officials to conduct searches. These inspections may be conducted during or after business hours and in the presence or absence of employees. CEB has the right to override passwords and codes in order to access any computer or communications systems. CEB also has the right to open locked file cabinets or desks.
Intellectual Property
CEB’s business is built upon our research, studies, tools, and other products. The firm’s operations have resulted in a body of confidential information, technology, products, and services that are critical to CEB’s competitive advantage. You have the responsibility to maintain the security, integrity, and proprietary nature of CEB confidential and proprietary information, whether or not the information has copyright or trademark protection. The obligation to preserve confidential information continues after your employment with CEB ends.
Employees are prohibited from disclosing to a third party, or from using for personal gain, proprietary or confidential CEB information. You also have the responsibility to safeguard information that members and vendors have entrusted to us. Examples include, but are not limited to, the following:
•	Market research and strategies
•	Technical know-how and data
•	Member and prospect lists
•	Information relating to mergers and acquisitions, new businesses, and new products
•	Personal employee data
Employees also are prohibited from accepting “competitive information” about companies with which CEB competes, except subject to Section VII of this Code.
Business Records
Business Records are records that relate to CEB business activities, unless such records are Administrative Materials. All Business Records should be created with the specific purpose of communicating or documenting CEB business matters. Business Records should be accurate records of CEB business activities and reflect CEB’s concern for appropriate and ethical business practices. Business Records should not contain language that is misleading, incomplete, inaccurate, fraudulent, harassing, embarrassing, sexually explicit, profane, obscene, intimidating, abusive, libelous, defamatory, or that violates any laws or regulations. Altering, destroying, or falsifying Business Records is strictly prohibited and may result in disciplinary action, up to and including dismissal, as well as civil and criminal sanctions.
Administrative Materials are, for example, newspapers and journals, personal e-mails and personal instant messages, seminar brochures or general informational presentations and literature. It is the subject of the record that determines whether it is a CEB Business Record or Administrative Material. The form or media type of the record is not relevant to assessing whether a record is a CEB Business Record. Because Administrative Materials are not Business Records, CEB has no business or legal obligation to keep them, and they should be discarded when they are no longer in active use. Business Records, in comparison, should only be discarded when any applicable business or legal retention periods have expired. If you are unsure whether the retention period for certain Business Records that you want to discard has expired, please e-mail legaldept@executiveboard.com before discarding the items.
V. Financial Integrity
As a publicly traded company, CEB requires honest and accurate recording and reporting of information. This includes financial records, as well as personnel and other Business Records.

Integrity of CEB Records
Financial books, records, and accounts must accurately reflect transactions and events, and conform both to generally accepted accounting principles and to CEB’s system of internal controls over financial reporting. No false or artificial entries may be made, no undisclosed or unrecorded funds or assets may be maintained, and no inaccurate or inflated expenses or work hours may be reported. When a payment is made, it only can be used for the purpose spelled out in the supporting document.
Business Records and company communications should be clear, truthful, and accurate. Business Records and communications often become public through litigation, government investigations, and the media. Employees should avoid exaggeration, colorful language, guesswork, legal conclusions, and derogatory remarks or characterizations of people and companies. This applies to communications of all kinds, including e-mail, instant messaging, and informal notes.
Timely and Truthful Public Disclosures
CEB has a responsibility to communicate effectively with shareholders so that they are provided with full and accurate material information about CEB’s financial condition and the results of our business operations. The firm’s public communications, including reports and documents filed with or submitted to the Securities and Exchange Commission, must include full, fair, accurate, timely, and understandable disclosures. CEB has established an Audit Committee of the Board of Directors to assist in monitoring such disclosures, but it is the responsibility of every employee involved in the disclosure process to adhere to this Code.
In order to avoid any potential for, or the perception or appearance of selective disclosure, CEB observes a “quiet period.” This is during the period commencing two weeks prior to the announcement of CEB’s earnings and terminates once the earnings results are public. During the quiet period, CEB spokespersons will not initiate meetings or telephone contacts with analysts, investors, or media and will refrain from discussing matters related to earnings and financial performance.
CEB must be made aware of any inquiries from the government, the financial/analyst community, or the media so that it can properly and thoroughly respond. If an employee is contacted by a representative of a government agency seeking an interview or making a request for records or information, that employee should immediately contact CEB’s Corporate Counsel, so that appropriate arrangements can be made to fully comply with CEB’s legal obligations. Even if you believe you can respond to questions, no employee is authorized to speak with analysts or members of the media unless specifically authorized. All inquiries from the financial/analyst community and the media should be referred to the Chief Financial Officer.
Improper Influence on Conduct of Audits
CEB employees are prohibited from taking any action to coerce, manipulate, mislead, or fraudulently influence any public or certified public accountant engaged in the performance of an audit or review of the financial statements of CEB if that person knows or should know that such action, if successful, could result in rendering CEB’s financial statements materially misleading. Any person who believes such improper influence is being exerted should use CEB’s Ethics Hotline to report such action or contact the Chief Compliance Officer.
Types of conduct that could constitute improper influence include, but are not limited to, directly or indirectly:
•	Offering or paying bribes or other financial incentives, including future employment or contracts for non-audit services,
•	Providing an auditor with an inaccurate or misleading legal analysis,
•	Threatening to cancel or canceling existing non-audit or audit engagements if the auditor objects to CEB’s accounting,
•	Seeking to have a partner removed from the audit engagement because the partner objects to the CEB’s accounting,
•	Blackmailing, and
•	Making physical threats.

Fraud
CEB is committed to preventing fraud. Fraud includes any intentional or deliberate act committed to secure unfair or unlawful gain or to deprive another of property or money by guile, deception, or other unfair means. Fraud can be committed by employees or by third parties. Examples of situations that might involve fraud include the following:
•	Submitting for reimbursement excessive, false, or inappropriate travel and expense reports
•	Theft of CEB property (including intellectual property) or assets
•	Using or taking company property or funds for private use
•	Intentionally recording a false or misleading transaction or accounting entry
•	Forging or altering company checks
•	Engaging in bribery or embezzlement
If you become aware of improper or questionable accounting or auditing matters, or believe that any other type of fraud has or will occur, immediately report this to your manager or contact the CEB Ethics Hotline.
Securities Trading
CEB directors, officers, and employees can never use or share material, non-public information for stock trading purposes or for any purpose except to conduct CEB’s business. Employees should treat all non-public CEB information as confidential. In addition to CEB directors, officers, and employees, these rules apply to spouses, domestic partners, children, parents, in-laws, and siblings, as well as any other individuals living in the home. It is always illegal to trade in CEB securities while in possession of material, non-public information, and it also is illegal to communicate or tip such information to others who might use it to make an investment decision. Using non-public material information to buy or sell CEB stock, options in CEB stock, or the stock of a CEB member, vendor, competitor, or potential business partner is strictly prohibited. Certain individuals are required to preclear any transactions in CEB securities with the Chief Compliance Officer. Before making any transactions in CEB securities, employees should certify their compliance with the Policy on Inside Information and Insider Trading, available on Boardwalk.
VI. Doing Business in a Global Marketplace
The conduct of all CEB employees is required to adhere to this Code, applicable U.S. law, and high ethical standards, even if local law or practice permits a less restrictive approach.
Compliance with the Law
CEB employees are responsible for complying with all applicable laws, rules, regulations, and the Code wherever CEB conducts business. Perceived pressures from managers or demands due to local business conditions are not excuses for violating the law or the Code. You are required to follow the Code, and applicable U.S. law, even if local business practices are less restrictive. This includes the obligation to avoid doing business with those who intentionally and continually violate the law, or knowingly using a third party to perform any act prohibited by law or by the Code.
If you encounter a direct conflict between the Code and local law, or have any questions about the legality of an action, check with your manager, TMT Generalist, or CEB’s Chief Compliance Officer before taking the planned action.
Fair Dealing
You have the responsibility to deal fairly with CEB’s employees, members, vendors, competitors, and business partners. You should not take unfair advantage of any other person through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.
Employees must disclose at the commencement of their employment the existence of any employment agreement, non-compete or non-solicitation agreement, confidentiality agreement, or similar agreement with a former employer that in any way restricts or prohibits the performance of any duties or responsibilities of their positions with CEB. Copies of such agreements should be provided to CEB to permit evaluation of the agreement in light of the employee’s position. In no event shall an employee use any trade secrets, proprietary information, or other similar property, acquired in the course of his or her employment with another employer, in the performance of his or her duties for or on behalf of CEB.
Sales and Marketing
CEB strives to build long-term relationships with our members by demonstrating honesty and integrity. Our marketing must be accurate and truthful. Deliberately misleading messages, omissions of important facts, or false claims about our competitors are unacceptable. Our marketing practices also must take into account local rules affecting how and when we contact members, prospects, and executives. Failure to comply with such rules, or with CEB’s internal processes for complying with such rules, can be taken into account during the employee review process.
Particular caution is required when selling our products to governments. CEB will comply with the anticorruption laws of the countries in which it does business, including the U.S. Foreign Corrupt Practices Act, the OECD Anti-Bribery Convention, and the U.S. federal procurement process. Employees are prohibited from directly or indirectly giving anything of value to government officials, including employees of state-owned enterprises or foreign political candidates, or discussing post-government employment. These requirements apply both to CEB employees and agents, such as third party sales representatives. If you are authorized to engage agents on behalf of CEB, you are responsible for ensuring they are reputable and for obtaining a written agreement to uphold CEB’s standards in this area.
Fair Competition and Antitrust
CEB is required to comply with the antitrust and competition laws of the countries in which CEB does business. These laws are complex and vary considerably from country to country. They generally concern agreements with or among competitors that harm consumers, including price-fixing and allocations of customers or contracts. Exchanges of competitively sensitive information by CEB or facilitating such exchanges among members can appear to violate the antitrust laws, even if they do not actually do so. If you have any questions about whether a planned action may violate or appear to violate competition laws, you should review the Policy Statement on Antitrust Compliance, available on Boardwalk, and contact the Chief Compliance Officer as appropriate.
Competitive Information
Competitive information allows CEB to understand and manage our markets, products, and services so the firm can better meet our members’ needs. It is important that CEB acquire competitive information legally, which prohibits theft, blackmail, wiretapping, electronic eavesdropping, bribery, improper inducement, receiving stolen property, threats, and other improper methods.
It also is important that CEB acquires competitive information ethically. This means that employees will not misrepresent who they are, who they work for, or why they are seeking certain information. Employees also must respect the confidentiality of our competitors’ and vendors’ information and not use information another company has marked proprietary or confidential (or information you have reason to think should have been marked that way), regardless of how it was obtained, unless the owner provides the material for a specific purpose or the information has become public. Employees should try to make sure that both parties have signed a nondisclosure agreement before disclosing or receiving any proprietary information. Any information suspected of being obtained improperly or any non-public information contained in a competitor’s bid to any government agency should not be used. Any material you have reason to think may violate these standards or that may give the appearance of impropriety should be discussed with the Chief Compliance Officer.
Purchasing Practices
Purchasing decisions should be made based on CEB’s best business interests. Vendors win CEB’s business based on product or service suitability, price, delivery, and quality. Purchasing agreements should be documented and clearly identify the services or products to be provided, the basis for earning payment, and the applicable rate or fee. The amount of payment must be commensurate with the services or products provided. Purchasing should be coordinated through Corporate Procurement, when appropriate.

VII. Community Involvement
CEB promotes good citizenship and encourages employees to be involved in political and community activities.
Political Activities
You are free to participate in and contribute to the causes of your choice. However, no employee may, except with approval from the Chief Compliance Officer, make any political contribution for CEB or use CEB’s name, funds, property, equipment, or services for the support of political parties, initiatives, committees, or candidates. This includes any contribution of value. In addition, lobbying activities or government contacts on behalf of CEB, other than sales activities, should be coordinated with the Chief Compliance Officer.
Community Activities
You also are free to support community and charity causes of our choice, as long as you make it clear that your views and actions are not those of CEB. You must ensure that your outside activities do not interfere with your job performance. Employees should not make contributions of time or money in a way that might appear to be an endorsement or contribution by CEB. No employee may pressure another employee to express a view that is contrary to a personal belief, or to contribute to or support political, religious, or charitable causes.
Service on Board of Directors
Serving on a Board of Directors or a similar body for another company or government agency requires the advance approval of your manager. Serving on boards of nonprofit or community organizations is encouraged and does not require prior approval.
VIII. Conflicts of Interest and Gifts
As a CEB employee, you should avoid situations in which your interests or the interests of family or friends may even appear to conflict with the interests of CEB. You also should avoid situations where you may appear to be offering or receiving gifts or services for the purpose of receiving favorable consideration.
What Is a Conflict of Interest?
It is impossible to describe every situation that could be viewed as a conflict of interest. A conflict of interest can exist whenever you take actions or have interests that may make it difficult for you to perform your responsibilities to the firm effectively and objectively. A conflict of interest can be created by your conduct, or by the conduct of family members or friends. Even the appearance of a conflict of interest can harm the firm’s reputation with members and the shareholders. Some practices that may be customary or common globally are or may appear to be conflicts of interest within the United States. It is important that you follow this Code, and U.S. law, wherever they are more restrictive than the local practice.
A few general examples of potential or actual conflicts of interest:
•	Engaging in business transactions between CEB and family members or friends, or between businesses in which family members or friends have an interest. Family members include a spouse, domestic partner, child, sibling, in-laws, and anyone else who shares a director, officer, or employee’s home. To the extent officers and directors seek to engage in such transactions, review and approval from the Audit Committee will be required,
•	Giving to or receiving from vendors, members, prospects, or business partners any gifts, items, or entertainment of any value in connection with an anticipated or pending commercial transaction,
•	Giving to or receiving from vendors, members, prospects, or business partners gifts, items, or entertainment for commonly recognized events of more than nominal value (nominal value means less than $250 from or to an individual or organization in a calendar year),
•	Making outside financial interests or investments in members, competitors, vendors, or business partners, except stock ownership in a publicly traded company,

•	Taking personal advantage, or providing advantage to a third party, of an opportunity presented to you during the scope of your employment by CEB, as opposed to providing CEB with the opportunity, and
•	Providing work or services for a CEB member or competitor or business partner without receiving written approval from your manager or TMT Generalist.
Employees are prohibited from engaging in activities that may give rise to a conflict, or appear to conflict, with CEB interests. If you find yourself in a position where a potential conflict of interest exists or could arise, contact your manager or TMT Generalist to disclose the details.
When Is Gift-Giving or Other Personal Benefits Permitted?
You may give or receive gifts, items, or entertainment of nominal value (less than $250 in a calendar year) from business partners, including members, prospects, vendors, or other business partners for commonly recognized events. These situations include accepting or presenting a modest gift for an occasion, such as a promotion, wedding, new position, or project completion. Subject to the $250 limit, such gifts might include consumable items that can be shared with colleagues, tickets to an event, or promotional items such as paperweights, mugs, t-shirts, or non-luxury pens. Such gifts are not to include cash or gift cards or certificates.
You also may accept or provide meals, refreshments, travel arrangements, accommodations, and entertainment of reasonable value in the course of a meeting to conduct business or foster business relations.
You are prohibited from giving or receiving gifts or items of any value that are offered, or could appear to be offered, in the expectation of, or with the purpose of, soliciting favorable consideration. This includes a prohibition on giving or accepting flowers, food, gift cards, money, loans, services, goods, or favors to or from any member, vendor, competitor, agent, or other business partner in connection with an anticipated or pending commercial transaction.
Different rules apply to any gifts or entertainment (including meals) that you intend to give to government officials or representatives in the United States or internationally. In general, these rules are more restrictive than the rules in this section. You are required to obtain approval from your manager or TMT Generalist before giving any gift or entertainment to any government representative either in the United States or internationally.
IX. Application and Enforcement of the Code
The policies and guidelines referenced in the Code are applicable to all CEB directors, officers, and employees. These standards are enforced fairly and without prejudice at all of levels of the firm and consistent with CEB’s obligations under the law.
The Code reflects general principles to guide CEB directors, officers, and employees in making ethical decisions. You are expected to follow the Code and to represent CEB in a responsible and ethical manner, wherever CEB does business. The Code is not intended to address every situation in which CEB may find it appropriate to take disciplinary action. You are required to sign an acknowledgement that you have received the Code.
Nothing in the Code, or in your acknowledgement of it, constitutes an employment contract between you and CEB.
Actual or likely conduct that you reasonably believe may violate the Code or applicable law must be reported promptly to your manager, TMT Generalist, the CEB Ethics Hotline, or the Chief Compliance Officer. For further information on specific policies, please review the policies section on Boardwalk, or ask your manager or TMT Generalist for assistance. Generally, there should be no waivers to the Code. However, in rare circumstances conflicts may arise that necessitate waivers. A waiver of the Code only may be made by the Chief Compliance Officer, the Nominating and Corporate Governance Committee, or the Board of Directors, and will be promptly disclosed to the extent required by law (including SEC rules, NASDAQ National Global listing standards).
This Code of Conduct is publicly available at CEB’s Web site (www.executiveboard.com) and to any shareholder who requests it free of charge upon written request to CEB. CEB reserves the right to periodically update the Code by publishing such updates on CEB’s Web site.